November 5, 2019

US SEC

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	PotNetwork Holdings, Inc.
Registration Statement on Form S-1 Filed August 30, 2019 File No. 333-233585

Ladies and Gentlemen:

We have electronically filed herewith on behalf of PotNetwork Holdings Inc., Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (“Form S-1”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Kevin Hagen dated September 9, 2019.

Security Ownership of Certain Beneficial Owners and Management, page 31

1.      Please add Iliad Research & Trading, L.P. to the beneficial ownership table.

Response:

The Company has not included Iliad in the beneficial ownership table as each convertible note includes a provision limiting Iliad to owning not more than 4.99% of the Company’s issued and outstanding shares at any time. We have however, included the following footnote to the table:

Pursuant to the Convertible Notes that the Company has with Iliad Research, the Company is prohibited from issuing shares to Iliad Research if such issuance would cause Iliad Research to own more than 4.99% of the number of common shares of the Company outstanding at the time of such issuance. Thus, while Iliad Research may convert into an aggregate of 223,000,000 shares, it may not own more than 4.99% of the common shares of the Company at any one time and is therefore not included in the ownership table. Ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.

Description of Note Related to Shares Being Registered, page 36

2. Please clarify whether the debt is in the form of notes or debentures and if the debt has already been converted to common stock.

PotNetwork Holdings, Inc.

November 5, 2019

Response:

The Company has clarified that the debt is the in the form of a “note”.

General

3. We note that there are outstanding comments on your Form 10-12G. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your registration statement on Form S-1.

4. To the extent that any comments on the Form 10-12G are applicable to this registration statement on Form S-1, please make conforming changes.

Response:

We have separately filed an amendment to our Form 10 including responses to the Staff’s comments that have also been integrated into this filing, where appropriate.

5. We note that your shares are presently quoted on the OTC Markets Pink Tier. This is not an existing trading market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. As such, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering.

Response:

We have removed references to the shares being sold at “prevailing market prices.”

If the Staff has any further comments regarding Amendment No. 1, please feel free to contact the undersigned or our counsel, Jonathan Leinwand, Esq. (954) 903-7856.

Very Truly Yours,

POTNETWORK HOLDINGS INC.

By: /s/ Kevin Hagen

Kevin Hagen, CEO